Exhibit 99.1

Spark Networks SE Reports Second Half And Full Year 2018 Results

BERLIN, April 29, 2019 /PRNewswire/ -- Spark Networks SE (NYSE American: LOV), one of the world's leading online dating platforms, leveraging premium, complementary brands including EliteSingles, eDarling, Jdate, Christian Mingle, JSwipe, SilverSingles, and Attractive World reported its second half and full year 2018 financial results today.

"2018 was a strong year for Spark, as we continued to drive profitable growth while investing in new brands," said Jeronimo Folgueira, CEO of Spark Networks. "2018 was our first full year as a public company, following the close the of the Affinitas / Spark merger in November 2017. Looking back, I am pleased with our ability to integrate and stabilize the Spark Networks, Inc. operations while also growing our consolidated Revenue, Net Income and Adjusted EBITDA to achieve the 2018 financial guidance we set in August. As we look ahead, we are excited to add Zoosk to our portfolio of brands and to begin the post-merger integration work that will enable us to achieve the profitability goals we have set for 2020 and beyond."

Financial Results

  Revenue for the second half of 2018 was €51.5 million, an increase of 18.4% from €43.5 million in the second half of 2017. Revenue for 2018 was €104.6 million, an increase of 22.2% from €85.6 million in 2017. For both the half year and the full year, the increase in Revenue was primarily attributable to the Affinitas / Spark Merger, which closed in November 2017.
  Net Loss was €2.0 million in the second half of 2018, compared to €3.9 million in the second half of 2017, a reduction of €1.9 million. Net Loss for 2018 was €3.1 million, compared to €5.6 million in 2017, a reduction of €2.5 million. For both the half year and the full year, the reduction in Net Loss was primarily attributable to the Affinitas / Spark Merger, which closed in November 2017.
  Adjusted EBITDA was €8.5 million in the second half of 2018, compared to €4.2 million in the second half of 2017, an increase of €4.3 million. Adjusted EBITDA for 2018 was €11.0 million, compared to €6.6 million in 2017, an increase of €4.4 million.
  The Company ended the year with €11.1 million in cash and €12.1 million in debt.

Key Performance Indicators

  Average Paying Subscribers grew 21.3% to 477.8 thousand in the second half of 2018, compared to 394.0 thousand in the same period of 2017.
  Monthly Average Net Revenue Per User, or Monthly ARPU, decreased 2.3% to €17.98 in the second half of 2018, compared to €18.41 in the same period of 2017.

Financial Outlook

  Spark initially adopted IFRS 15, Revenue from Contracts with Customers, in 2018. With the application of IFRS 15, Spark does not recognize revenue following a customer chargeback.
  The Revenue guidance ranges provided by Spark on August 30, 2018 for the second half of 2018 and full year 2018 of €53.5 to €56.5 million and €106.5 to €109.5 million, respectively, were based on the expectation that Revenue would be recognized gross of chargebacks, and are therefore inconsistent with IFRS 15. Excluding the application of IFRS 15, Revenue for the second half of 2018 and full year 2018 was €54.1 million and €107.2 million, respectively.
  Given the expected Q3 2019 close of the previously announced merger with Zoosk, Inc., Spark's 2019 outlook is no longer consistent with the preliminary 2019 guidance provided on August 30, 2018.
  Spark is focused on completing the post-close merger integration work as efficiently as possible, and we believe our efforts will result in at least $50 million of Adjusted EBITDA in 2020.

Key Metrics – Half Year

	Six Months Ended			Growth Rates %
	12/31/2018	6/30/2018	12/31/2017	2nd Half 2018 vs.
	2nd Half 2018	1st Half 2018	2nd Half 2017	1st Half 2018	2nd Half 2017
Revenue	€51.5 Million	€53.0 Million	€43.5 Million	(2.8)%	18.4%
Contribution[1]	€24.2 Million	€20.4 Million	€17.5 Million	18.6%	38.1%
Net (Loss)/Profit	€(2.0) Million	€(1.1) Million	€(3.9) Million	81.8%	(48.7)%
Adjusted EBITDA[2]	€8.5 Million	€2.4 Million	€4.2 Million	254.2%	102.4%
Cash Balance	€11.1 Million	€8.1 Million	€8.2 Million	37.0%	35.4%
Total Registrations[3]	4,791,652	5,352,521	4,329,541	(10.5)%	10.7%
Avg. Paying Subs[4]	477,817	489,024	393,979	(2.3)%	21.3%
Monthly ARPU[5]	€ 17.98	€ 18.07	€ 18.41	(0.5)%	(2.3)%

Key Metrics – Full Year

			Growth Rates %
	2018	2017	2018	2017
Revenue	€104.6 Million	€85.6 Million	22.2%	16.5%
Contribution[1]	€44.7 Million	€32.2 Million	38.8%	28.1%
Net (Loss)/Profit	€(3.1) Million	€(5.6) Million	(44.6)%	N.M.
Adjusted EBITDA[2]	€11.0 Million	€6.6 Million	66.7%	12.5%
Cash Balance	€11.1 Million	€8.2 Million	35.4%	1.9%
Total Registrations[3]	10,144,173	8,451,633	20.0%	22.5%
Avg. Paying Subs[4]	483,413	379,403	27.4%	19.6%
Monthly ARPU[5]	€ 18.02	€ 18.81	(4.2)%	(2.6)%

SPARK NETWORKS SE
SEGMENT[6] RESULTS FROM OPERATIONS
(Revenue, Direct Marketing and Contribution figures in € thousands)

	Six Months Ended			Growth Rates %
	12/31/2018	6/30/2018	12/31/2017	2nd Half 2018 vs.
	2nd Half 2018	1st Half 2018	2nd Half 2017	1st Half 2018	2nd Half 2017
# of Registrations
North America	2,243,178	2,133,705	1,233,455	5.1%	81.9%
International	2,548,474	3,218,816	3,096,086	(20.8)%	(17.7)%
Total # of Registrations	4,791,652	5,352,521	4,329,541	(10.5)%	10.7%

Average Paying Subscribers
North America	189,533	178,101	97,786	6.4%	93.8%
International	288,284	310,923	296,193	(7.3)%	(2.7)%
Total Average Paying Subscribers	477,817	489,024	393,979	(2.3)%	21.3%

Monthly ARPU
North America	€22.45	€21.47	€22.87	4.6%	(1.8)%
International	€15.03	€16.12	€16.94	(6.8)%	(11.3)%
Monthly ARPU	€17.98	€18.07	€18.41	(0.5)%	(2.3)%

Total Net Revenue
North America	€25,531	€22,939	€13,419	11.3%	90.3%
International	€26,006	€30,075	€30,102	(13.5)%	(13.6)%
Total Net Revenue	€51,537	€53,014	€43,521	(2.8)%	18.4%

Direct Marketing
North America	€13,277	€14,585	€8,585	(9.0)%	54.7%
International	€14,026	€18,000	€17,394	(22.1)%	(19.4)%
Total Direct Marketing	€27,303	€32,585	€25,979	(16.2)%	5.1%

Contribution
North America	€12,254	€8,354	€4,834	46.7%	153.5%
International	€11,980	€12,075	€12,708	(0.8)%	(5.7)%
Total Contribution	€24,234	€20,429	€17,542	18.6%	38.1%

SPARK NETWORKS SE
SEGMENT[6] RESULTS FROM OPERATIONS
(Revenue, Direct Marketing and Contribution figures in € thousands)

	12 Months Ended December 31,			Growth Rates %
	2018	2017	2016	2018	2017
# of Registrations
North America	4,376,883	2,289,036	1,616,963	91.2%	41.6%
International	5,767,290	6,162,597	5,280,686	(6.4)%	16.7%
Total # of Registrations	10,144,173	8,451,633	6,897,649	20.0%	22.5%

Average Paying Subscribers
North America	183,794	83,870	46,453	119.1%	80.5%
International	299,619	295,533	270,823	1.4%	9.1%
Total Average Paying Subscribers	483,413	379,403	317,276	27.4%	19.6%

Monthly ARPU
North America	€21.98	€24.42	€28.71	(10.0)%	(15.0)%
International	€15.60	€17.22	€17.69	(9.4)%	(2.7)%
Monthly ARPU	€18.02	€18.81	€19.30	(4.2)%	(2.6)%

Total Net Revenue
North America	€48,470	€24,574	€16,004	97.2%	53.6%
International	€56,081	€61,063	€57,487	(8.2)%	6.2%
Total Net Revenue	€104,551	€85,637	€73,491	22.2%	16.5%

Direct Marketing
North America	€27,862	€17,980	€15,059	55.0%	19.4%
International	€32,026	€35,489	€33,311	(9.8)%	6.5%
Total Direct Marketing	€59,888	€53,469	€48,370	12.0%	10.5%

Contribution
North America	€20,608	€6,594	€944	212.5%	598.2%
International	€24,055	€25,574	€24,177	(5.9)%	5.8%
Total Contribution	€44,663	€32,168	€25,121	38.8%	28.1%

SPARK NETWORKS SE
UNAUDITED PRO FORMA FINANCIAL INFORMATION[7]
(in € thousands)

	Years Ended December 31,
	2018	2017
(in € thousands)	(pro forma)	(pro forma)
Revenue	104,840	105,911
Net loss	(2,814)	(3,134)

The following table presents certain selected information and Adjusted EBITDA(2) for the unaudited pro forma periods presented:

	Years Ended December 31,
	2018	2017
(in € thousands)	(pro forma)	(pro forma)
Net loss	(2,814)	(3,134)
Net finance expenses	958	261
Income tax (benefit) expense	1,147	5,057
Depreciation and amortization	3,565	4,266
Impairment of intangible assets and goodwill	3,324	46
Share-based compensation expense	4,091	1,175
Non-recurring costs	681	943
Adjusted EBITDA	10,952	8,614

	Years Ended December 31,
	2018	2017
Summary of non-recurring costs	(pro forma)	(pro forma)
Contract liabilities write-offs	—	943
Restructuring expenses	—	—
Transaction and advisory fees	264	—
Merger integration costs	101	—
Other employee payments	—	—
Severance costs	316	—
Total adjustments	681	943

Investor Conference Call

The Group will discuss its financial results during a live teleconference today at 4:30 p.m. Eastern time.

Toll-Free (United States):	1-877-705-6003
Toll-Free (Germany):	0-800-182-0040
International:	1-201-493-6725

In addition, the Group will host a webcast of the call which will be accessible in the Investor Relations section of the Group's website at https://investor.spark.net/investor-relations/home.

A replay will begin approximately three hours after completion of the call and run until May 13, 2019.

Replay
Toll-Free (United States):	1-844-512-2921
International:	1-412-317-6671
Passcode:	13690219

Safe Harbor Statement:

This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, statements involving known and unknown risks, uncertainties, and other factors that may cause Spark Networks' performance or achievements to be materially different from those of any expected future results, performance, or achievements.

Any statements in this press release that are not statements of historical fact may be considered to be forward-looking statements. Words and expressions reflecting optimism, satisfaction, or disappointment with current prospects, as well as words such as "believes," "hopes," "intends," "estimates," "expects," "projects," "plans," "anticipates," and variations thereof, or the use of future tense, identify forward-looking statements, but their absence does not mean that a statement is not forward-looking. Forward-looking statements include, but are not limited to, statements about operating a diverse global platform of premium online dating sites, statements about providing exceptional user experience and driving stockholder value, statements about projected financial results, statements about the company's plans, objectives, expectations and intentions and other statements that are not historical facts. Such forward-looking statements are not guarantees of performance and actual results could differ materially from those contained in such statements. Factors that could cause or contribute to such differences include, but are not limited to: risks related to the degree of competition in the markets in which Spark Networks operates; the ability of Spark Networks to retain and hire key personnel; Spark Networks' ability to continue to control costs and operating expenses; Spark Networks' ability to achieve its intended cost savings; Spark Networks' ability to generate cash from operations, lower-than-expected revenue, credit quality deterioration or a reduction in net earnings; Spark Networks' ability to raise outside capital and to repay debt as it comes due; Spark Networks' ability to introduce new competitive products and the degree of market acceptance of such new products; the timing and market acceptance of new products introduced by Spark Networks' competitors; Spark Networks' ability to identify potential acquisitions; Spark Networks' ability to successfully integrate acquired businesses and the ability of acquired businesses to perform as expected; Spark Networks' ability to maintain strong relationships with branded channel partners; changes in Spark Networks' stock price due to broader stock market movements and the performance of peer group companies; Spark Networks' ability to enforce intellectual property rights and protect their respective intellectual property; general competition and price measures in the market place; general economic conditions; and the other concerns. Additional factors that could cause actual results to differ are discussed under the heading "Risk Factors" and in other sections of the Group's filings with the Securities and Exchange Commission ("SEC"), and in the Group's other current and periodic reports filed or furnished from time to time with the SEC. All forward-looking statements in this press release are made as of the date hereof, based on information available to the Company as of the date hereof, and the Company assumes no obligation to update any forward-looking statement.

About Spark Networks SE:

Spark Networks SE is a leading global dating company with a portfolio of premium brands designed for singles seeking serious relationships. These brands include EliteSingles, Jdate, Christian Mingle, SilverSingles, eDarling, JSwipe and Attractive World. Formed in 2017 through the merger of Affinitas GmbH and Spark Networks, Inc., the company has a presence in 29 countries worldwide and is publicly listed on the NYSE American exchange under the ticker symbol "LOV."

For More Information

Investors:
Robert O'Hare
Chief Financial Officer
rohare@spark.net

1 Contribution is defined as revenue, net of refunds and credit card chargebacks, less direct marketing. Direct Marketing is defined as online and offline advertising spend, and is included within Cost of Revenue within the Group's Consolidated Statements of Operations and Comprehensive Loss.

2 Adjusted EBITDA is not a measure defined by IFRS. The most directly comparable IFRS measure for Adjusted EBITDA is our net (loss)/profit for the relevant period. This measure is one of the primary metrics by which we evaluate the performance of our businesses, budget, forecast and compensate management. We believe this measure provides management and investors with a consistent view, period to period, of the core earnings generated from ongoing operations and excludes the impact of items that we do not consider representative of our ongoing operating performance, including: (i) non-cash items such as stock-based compensation, asset impairments, net finance expenses and (ii) one-time items that have not occurred in the past two years and are not expected to recur in the next two years including severance, transaction advisory fees, and merger integration costs, and (iii) discontinued operations. Adjusted EBITDA should not be construed as a substitute for net loss (as determined in accordance with IFRS) for the purpose of analyzing our operating performance or financial position, as Adjusted EBITDA is not defined by IFRS. A reconciliation of the Adjusted EBITDA for the six and twelve months ended December 31, 2018 and December 31, 2017 can be found in the table below.

Adjusted EBITDA is defined as earnings before interest, taxes, depreciation, amortization, stock-based compensation, impairment of intangible and long-lived assets, and non-recurring costs.

3 Total registrations are defined as the total number of new members registering to the platforms with their email address. Those include members who enter into premium subscriptions and free memberships.

4 Paying subscribers are defined as individuals who have paid a monthly fee for access to premium services, which include, among others, unlimited communication with other registered users, access to user profile pictures and enhanced search functionality. Average paying subscribers for each month are calculated as the sum of the paying subscribers at the beginning and the end of the month, divided by two. Average paying subscribers for periods longer than one month are calculated as the sum of the average paying subscribers for each month, divided by the number of months in such period.

5 Monthly Average Net Revenue Per User, or Monthly ARPU, represents the total net subscriber revenue for the period divided by the number of average paying subscribers for the period, divided by the number of months in the period.

6 In accordance with segment reporting guidance, the Group's financial reporting includes detailed data on two separate operating segments. The North America segment consists of operations in the United States and Canada, and the International segment consists of all other operations except for the United States and Canada.

7 The unaudited pro forma financial information presents the combined results of the Company and Spark as if the Affinitas / Spark Merger had occurred on January 1, 2017. The unaudited pro forma financial information includes adjustments required under the acquisition method of accounting and is presented for informational purposes only. This presentation is not necessarily indicative of the results that would have been achieved had the acquisitions actually occurred on January 1, 2017.

SPARK NETWORKS SE
CONSOLIDATED BALANCE SHEETS
(in € thousands)

	December 31, 2018	December 31, 2017
ASSETS
Non-current assets	44,729	47,148
Intangible assets and goodwill	33,015	35,136
Internally generated software	2,221	3,503
Licenses and domains	209	128
Brands and trademarks	4,894	4,917
Purchased software	23	—
Intangible assets under development	3,691	1,090
Other intangible assets	1,173	2,314
Goodwill	20,804	23,184
Property, plant and equipment	2,015	2,082
Leasehold improvements	127	186
Other and office equipment	1,884	373
Property, plant and equipment under construction	4	1,523
Other non-current financial assets	24	23
Other non-current non-financial assets	271	—
Deferred tax assets	9,404	9,907
Current assets	18,133	22,034
Current trade and other receivables	7,004	13,820
Trade receivables	3,042	6,814
Other current financial assets	914	3,156
Other assets	3,048	3,850
Current income tax assets	34	—
Cash and cash equivalents	11,095	8,214
TOTAL ASSETS	62,862	69,182
SHAREHOLDERS' EQUITY AND LIABILITIES
Shareholders' equity	19,409	19,477
Subscribed capital	1,317	1,317
Capital reserves	49,365	48,877
Share-based payment reserve	4,149	2,747
Accumulated deficit	(36,156)	(32,581)
Accumulated other comprehensive income	734	(883)
Non-current liabilities	9,582	765
Non-current borrowings	8,375	—
Other non-current provisions	16	17
Other non-current financial liabilities	54	—
Deferred tax liabilities	1,132	725
Non-current contract liabilities	5	23
Current liabilities	33,871	48,940
Current borrowings	3,750	5,850
Other current provisions	305	1,159
Current trade and other payables	12,863	21,291
Trade payables	10,166	11,489
Other current financial liabilities	878	6,515
Other liabilities	1,819	3,287
Current income tax liabilities	349	286
Current contract liabilities	16,604	20,354
Total liabilities	43,453	49,705
TOTAL SHAREHOLDERS' EQUITY AND LIABILITIES	62,862	69,182

SPARK NETWORKS SE
CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS
(in € thousands, except per share data)

	Six Months Ended December 31,		Years Ended December 31,
	2018	2017	2018	2017
Continuing operations
Revenue	51,537	43,521	104,551	85,637
Cost of revenue	(32,140)	(29,737)	(69,490)	(58,776)
Gross profit	19,397	13,784	35,061	26,861
Other income	216	5	240	54
Other operating expenses	(18,788)	(16,930)	(36,299)	(32,030)
Sales and marketing expenses	(2,481)	(2,775)	(4,938)	(5,540)
Customer service expenses	(2,278)	(1,776)	(4,626)	(3,971)
Technical operations and development expenses	(3,821)	(3,664)	(7,195)	(6,428)
General and administrative expenses	(10,208)	(8,715)	(19,540)	(16,091)
Operating profit/(loss)	825	(3,141)	(998)	(5,115)
Interest income and similar income	264	166	478	239
Interest expense and similar charges	(658)	(363)	(1,436)	(782)
Net finance expenses	(394)	(197)	(958)	(543)
Income/(loss) before taxes	431	(3,338)	(1,956)	(5,658)
Income tax benefit (expense)	(2,387)	(532)	(1,147)	84
Loss from continuing operations	(1,956)	(3,870)	(3,103)	(5,574)
Discontinued operations
Loss from discontinued operations, net of tax	—	—	—	—
Net loss	(1,956)	(3,870)	(3,103)	(5,574)
Other comprehensive income/(loss)	790	(883)	1,617	(883)
Total comprehensive loss	(1,166)	(4,753)	(1,486)	(6,457)
Earnings per share
Basic earnings/(loss) per share (€)	(1.51)	(8.97)	(2.39)	(24.23)
Diluted earnings/(loss) per share (€)	(1.51)	(8.97)	(2.39)	(24.23)
Earnings per share - continuing operations
Basic earnings/(loss) per share (€)	(1.51)	(8.97)	(2.39)	(24.23)
Diluted earnings/(loss) per share (€)	(1.51)	(8.97)	(2.39)	(24.23)

Reconciliation of Net Loss to Adjusted EBITDA:
Net loss	(1,956)	(3,870)	(3,103)	(5,574)
Discontinued operations	—	—	—	—
Net finance expenses	394	197	958	543
Income tax (benefit) expense	2,387	532	1,147	(84)
Depreciation and amortization	1,928	1,579	3,565	3,084
Impairment of intangible assets and goodwill	3,324	—	3,324	25
Share-based compensation expense	2,314	112	4,091	488
Non-recurring costs	129	5,685	970	8,123
Adjusted EBITDA(2)	8,520	4,235	10,952	6,605

Summary of non-recurring costs
Contract liabilities write-offs	—	603	289	603
Restructuring expenses	—	—	—	—
Transaction and advisory fees	—	1,660	264	3,995
Merger integration costs	87	2,042	101	2,042
Other employee payments	—	1,053	—	1,053
Severance costs	42	327	316	430
Total adjustments	129	5,685	970	8,123